Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019
June 22, 2009
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	CareFusion Corporation
Amendment No. 2 to the Registration Statement on Form 10 (File No. 001-34273)
Filed on June 9, 2009

Dear Ms. Breslin:
     Further to our conversation on June 22, 2009 with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing the Company’s response to comment number 5 in your letter dated June 19, 2009 regarding Amendment No. 2 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”) under separate cover.
     For your convenience, set forth below in bold is comment number 5 in the Staff’s letter dated June 19, 2009, followed by the Company’s response to that comment.

Combined Financial Statements, page F-1
5.	We refer to your response to our prior comment number 9. We note that the historical financial statements presented in your filing include the clinical and medical products businesses. We also note the discussion on page F-19 that Cardinal Health will retain certain lines of business that are currently part of the clinical and medical products businesses, which represent approximately 50% of earnings each period and 16% of assets at March 31, 2009. In light of the substantial assets and operations retained by Cardinal Health please tell us why the financial statements you have presented are the most meaningful to investors. Please tell us why “carve out” financial statements of the business being spun-off excluding those businesses retained by Cardinal would not he more meaningful.
     Response: The Company has prepared its carve out historical financial statements using the guidance provided for under Staff Accounting Bulletin No. 55, Staff Accounting Bulletin No. 93, Staff Accounting Bulletin Topic 5-J, and from a published speech by the Associate Chief Accountant of the Division of Corporation Finance, Leslie A. Overton, at the December 5, 2001 AICPA conference. Following is a discussion of the application of the key concepts identified in this guidance to the clinical and medical products businesses included in the Company’s historical financial statements. For the convenience of the Staff, the Company has included footnote references to excerpts from the speech that are particularly useful to this discussion.
     As noted in the speech, the objective of historical carve out financial statements is to show the track record of management and the evolution, including the ups and downs, of the business over time.1 The speech also indicates that the guidance in SAB 93 (Topics 5.Z.7. Question 8) should be considered, by analogy, when determining whether carve out financial statements fairly present the history of the business.2 The Company has carefully considered the relevant SAB 93 conditions3 and has determined that including the lines of business that will be transferred to Cardinal Health in connection with the spin-off (the “Transferred Businesses”) in the carve-out historical financial statements is appropriate for the following reasons:

[1]	“We believe the objective of the historical carve-out financial statements is to show the track record of management with respect to the business being sold to the public, and the evolution, including the ups and downs, of the business over time. We recognize that the determination of the assets and operations included in the historical carve-out financial statements may require a significant amount of judgment.”

[2]	“By analogy, we also look to the guidance in SAB 93 (Topic 5.Z.7.Question 8)...”

[3]	“The conditions listed that are relevant, among other factors, in evaluating whether the carve-out financial statements make sense and fairly present the history of the business are:

1. The Company and the subsidiary are in dissimilar businesses

2. The were and will be operated autonomously both before and after the spin-off, and

3. They have no more than incidental common facilities and costs”

1.	The Transferred Businesses are similar to the other CareFusion businesses included in the carve-out historical financial statements (e.g. shared customers, management, facilities, costs and similar operations);

2.	The Transferred Businesses have not been operated autonomously from the other CareFusion businesses. See discussion below regarding shared management.

3.	In many areas, the operations, facilities and costs of the Transferred Businesses are shared with other businesses within CareFusion.
     The Company believes the objective of the carve-out financial statements noted above is best achieved by including the Transferred Businesses. The Transferred Businesses are currently, and have historically been, included within the operating and reporting structure and results of the clinical and medical products businesses that comprise the historical financial statements of CareFusion (“CareFusion”) and the Clinical and Medical Products segment of Cardinal Health, Inc.. As such, the CareFusion management team has had full responsibility for the operating and financial results of the Transferred Businesses and has managed these businesses as an integrated component of CareFusion. Also, the performance of management has been evaluated based on the inclusion of the Transferred Businesses’ operating results. In addition, in many areas the operations, facilities and costs of the Transferred Businesses are shared with other businesses within CareFusion. Therefore, the Company believes the carve-out financial statements as presented appropriately demonstrate the track record of management and the normal evolution of the business over time.
     The speech infers that the quantitative significance of businesses that will be retained by the parent company is not a determining factor when deciding whether or not to include or exclude those businesses from carve out historical financial statements. In fact, the specific example provided in the speech demonstrates that the inclusion of significant businesses that will ultimately be retained by the parent may be appropriate.4
     The Company also considered the following additional excerpts from the speech which articulates the role and importance of the pro forma financial statements.
“We believe the pro forma financial statements are the best place to reflect the assets and results of operations to be included in Newco. As SAB Topic 1.B.2. indicates, the effects of changes in cost sharing and other contractual arrangements should be reflected in the pro forma

[4]	“For example, let’s say a company had 75 restaurants encompassing a certain theme in a certain region of the country. 25 of those restaurants had not been very successful, perhaps because of their location, the location of competitors, inability to hire good employees due to a tight local labor market, or some other reason. The company is now going to put the 50 successful restaurants into a Newco and take it public. The staff would expect all 75 restaurants to be included in the historical carve-out financial statements until the other 25 had been sold or discontinued. Even though investors will only have an interest in the 50 successful restaurants to be included in Newco, the results of the 25 unsuccessful restaurants are part of management’s track record. It can be expected that, in the future, Newco will expand by opening or purchasing additional restaurants and not all of them will be successful.”

financial statements. The pro forma financial statements should also include adjustments to exclude the assets and operations not transferred to Newco.”
“Assets and operations that are included in the carve-out financial statements but not transferred to Newco should be reflected as a distribution to the parent at the date Newco is formed. The assets and results of operations to be included in Newco, as adjusted for changes in revenues or cost sharing and other contractual arrangements, can best be reflected in the pro forma financial statements.”
     The Company concurs with the Staff’s view that removal of the Transferred Businesses is best handled via the pro forma financial statements. As such, we have presented the removal of the Transferred Businesses as a pro forma adjustment in the interim pro forma financial statements and in the pro forma financial statements for each of the three years ended June 30, 2008. The Company believes this presentation provides information that is most useful for investors and complies with the requirements of Articles 3 and 11 of Regulation S-X.

* * *
     We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
     The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.

Very truly yours,

	/s/ Erika Weinberg	/s/ David A. Katz

	Erika Weinberg, Esq.	David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq. James Barnett, Esq. Rod D. Miller, Esq. David K. Lam, Esq.

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